Exhibit 99.1

Ferrari and UPS renew the sponsorship agreement

Maranello (Italy), 24 July 2017 - Ferrari N.V. (NYSE/MTA: RACE) announces that Ferrari and UPS (NYSE: UPS) have renewed the sponsorship agreement, based on which the UPS brand will continue to appear on the Scuderia Ferrari’s single-seaters and the official drivers’ racing suits.

The multi-year agreement continues the collaboration started in 2013.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977